July 29, 2010

Mr. Davis P. Stowell
President of Grace Property Management, Inc.
Reeves Telecom Limited Partnership
55 Brookville Road
Glen Head, New York 11545

> **Re: Reeves Telecom Limited Partnership**
> **Form 10-K for the year ended 12/31/2009**
> **Filed on 3/31/2010**
> **File No. 000-09305**

Dear Mr. Davis P. Stowell:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

General

1.   We note you indicate that you are a smaller reporting company.   Given this designation and your limited partnership structure, please clarify how you have complied with Rule 8-07 of Regulation S-X.

Statements of Operations, page F-4

2.   We note that based on disclosures within your MD&A, you indicate that you record income tax expense within selling, general and administrative expenses and income tax refund as other revenue.   Please clarify your basis in GAAP for this accounting treatment.   Given your structure as a limited partnership where tax liabilities are borne by your individual partners, please explain why these income tax payments and refunds are not treated as capital transactions.

Report on Supplementary Information, page F-15

3.   Tell us how you considered Item 302 of Regulation S-T.   Confirm that a manually signed audit opinion has been received from the independent registered public accounting firm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3413 if you have any questions.

                                                Sincerely,

                                                Cicely LaMothe
                                                Branch Chief